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March 17, 2011
VIA FEDEX
Ms. Mara Ransom, Legal Branch Chief,
Mr. Chris Chase, Attorney-Advisor
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

Amendment No. 2 to
SPAR Group, Inc.
Registration Statement on Form S-3
Filed October 23, 2009 (the "Original Filing")
File No. 333-162657

Courtesy paper copies of today's electronic filing of Amendment No. 2 to our S-3 Registration Statement are enclosed.  Two of the paper copies of the Second Amendment are "clean" and two have been electronically marked to reflect the changes made from our First Amendment filing.

As our counsel, Lawrence David Swift, discussed with Chris Chase, we have added a selling stockholders section, updated our stockholder information and updated the Annual Report references to our 10-K for 2010, which we filed on March 15, 2011.  Please note that the auditor consents were filed with the 10-K.

If you have further questions, please contact me at 914-332-4100 or our counsel, Lawrence David Swift, at 212-704-6147.

Sincerely,

/s/ James R. Segreto
James R. Segreto,
Chief Financial Officer, Treasurer and Secretary
SPAR Group, Inc.

CC:      Mr. Gary S. Raymond, CEO & President, SPAR Group, Inc.
Lawrence David Swift, Esq., Troutman Sanders LLP

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SPAR Group, Inc.  Corporate Office * 560 White Plains Road, Suite 210  *  Tarrytown NY 10591-5198
Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com